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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Growth Equities, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Maritime Plaza

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Kumbatovic **(415) 274 6861**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, **Thomas J. Kumbatovic**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Pacific Growth Equities Inc**., as of **December 31, 2001**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CARLOTTA L. HENNEMAN
Commission # 1285489
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ * (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- * Contained in Note 7 to the financial statements
- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC GROWTH EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Directors
Pacific Growth Equities, Inc.

We have audited the accompanying statement of financial condition of Pacific Growth Equities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 1, 2002

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Pacific Growth Equities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash, including money market account of $1,006,926	$ 1,055,349
Receivable from clearing broker	10,308,374
Receivable from underwritings	2,358,441
Securities owned, at market value (cost, $5,032)	5,200
Property, net	531,286
Other assets	281,748
Total Assets	$ 14,540,398

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$ 776,853
Dividends payable	1,462,000
Total Liabilities	2,238,853
Stockholders' Equity:	
Common stock, no par value: authorized - 100,000 shares; issued and outstanding – 48,109 shares	1,055,769
Retained earnings	11,245,776
Total Stockholders' Equity	12,301,545
Total Liabilities and Stockholders' Equity	$ 14,540,398

See Accompanying Notes to Financial Statement

1. Summary of Significant Accounting Policies

General

Pacific Growth Equities, Inc. (the "Company") is a California corporation formed on June 8, 1989. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Depreciation

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office equipment, and the five-year lease term for leasehold improvements.

Securities Valuation

Securities owned and securities sold short that are traded on national securities exchanges or the NASDAQ System are valued at the last reported sales price; securities traded in the over-the-counter market are valued at the last reported bid price for securities held long and the last reported ask price for securities sold short.

Securities Transactions

Securities transactions of the Company are recorded as of the trade date.

Federal and State Income Taxes

The Company has elected S Corporation status for income tax purposes. As a result, the taxable income or loss of the Company is reported on the individual tax returns of its stockholders and any resulting income tax is the obligation of the stockholders. For federal income tax purposes, no income tax is levied at the corporate level; income taxes levied at the state level are immaterial and are not separately stated in the financial statements.

Use of Estimates

The financial statement is prepared in accordance with accounting principles generally accepted in the United States that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Receivable From Clearing Broker

The receivable from clearing broker consists of cash deposits in the Company's trading account of $9,973,948 and a net amount due from the broker of $334,426, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time to the extent that the Company has sold stock short. In the normal course of business, the balance in the trading account can reflect net amounts due to or from the clearing broker. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

3. Property

Net property includes the following:

Computer equipment	$ 580,101
Office equipment	262,972
Leasehold improvements	284,436
	1,127,509
Accumulated depreciation	(596,223)
Property, net	$ 531,286

4. Subordinated Liabilities

The Company has entered into a subordinated revolving credit agreement with its clearing broker. The agreement expires October 31, 2002 and has a borrowing limit of $8,000,000. Loans outstanding under the agreement bear interest at 2% above the Libor rate, increasing to 5% on amounts outstanding more than 30 days. No loans were outstanding at the end of the year.

Loans outstanding under this agreement are subordinated to the claims of general creditors and are includible in net capital for purposes of the Net Capital Rule.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $9,036,053, which was $8,286,053 in excess of its required net capital of $750,000. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

6. Commitments

The Company rents its office premises under a lease arrangement that expires in 2003. The lease provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments are $567,042 and $519,789 for the years 2002 and 2003.

7. Stockholders' Equity Transactions

A summary of the transactions in the equity accounts of the Company follows:

	Common Stock	Retained Earnings
Balance, December 31, 2000	$ 899,741	$ 9,982,790
Issuance of 732 shares of common stock	170,841	-
Purchase of 675 shares of common stock	(14,813)	(164,984)
Dividends	-	(1,462,000)
Net income for the year	-	2,889,970
Balance, December 31, 2001	$ 1,055,769	$11,245,776

8. Financial Instruments With Off-Balance Sheet Risk

The Company maintains its cash in bank deposit and money market accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

9. Stockholder Agreement

The Company and its stockholders have entered into an agreement which requires, among other things, that a stockholder desiring to sell or transfer any or all of his shares, grant the Company and then the other stockholders the right of first refusal. In certain situations the price at which shares may be transferred is determined by formula.

10. Employee Benefit Plans

The Company has a profit-sharing plan covering substantially all of its employees completing one year of service. The plan has been approved by the Internal Revenue Service. Contributions to the plan are made at the discretion of the Company.

The Company has a defined benefit pension plan covering employees who are participants in the profit-sharing plan. Employees are entitled to pension, death and disability benefits. The Company's funding policy is to contribute amounts necessary to meet the minimum funding requirements of ERISA. The following amounts relate to the Company's defined benefit pension plan as of December 31, 2001:

Pension benefit obligation	820,958
Fair value of plan assets	414,691
Excess of benefit obligation over plan assets	$ (406,267)
Accrued benefit cost	$ (392,472)
Discount rate on the benefit obligation	7.5%
Rate of expected return on plan assets	8.0%
Rate of employee compensation increase	-

11. Insurance Coverage

Cash and securities held by the custodian broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

12. Contingencies

In the ordinary course of business, the Company has been named as a defendant in several lawsuits. The Company believes that the suits are without merit and will vigorously defend them. The Company believes that the suits will not have a material adverse effect on its financial statement.

13. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $91,237.